FY1Q25 Earnings Presentation

2 Forward Looking Statements The contents of any website mentioned or hyperlinked in this presentation are for informational purposes and the contents thereof are not part of or incorporated into this presentation. Certain statements made in this presentation release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. This presentation also includes certain non-IFRS financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-IFRS financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-IFRS financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-IFRS financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-IFRS measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-IFRS financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-IFRS financial measures to the nearest IFRS measure is included in this presentation. Adjusted EBITDA is defined as profit (loss), adjusted for net finance income (costs), income taxes, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely: (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis; (iv) share-based compensation expenses; (v) one-off bonuses paid out to our employees as a result of the De-SPAC; and (vi) related-party expenses paid to Patria in connection to management support services. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period/year. Adjusted Profit/Loss is defined as profit (loss) adjusted for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely: (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis; (iv) share-based compensation expenses; (v) one-off bonuses paid out to our employees as a result of the De-SPAC; and (vi) related-party expenses paid to Patria in connection to management support services.

3 FY1Q25 Summary ▪ Revenue was R$2.05B down -13% y/y (-24% in USD terms)(1), with -23% decline in Brazil Ag Retail revenue (-32% in USD) partially mitigated by 68% growth in Crop Care (+48% in USD) and +4% increase in Latam Ag Retail (-8% in USD). ▪ Gross Profit was R$321.2M, up +10% y/y (-4% in USD). Gross Margin expanded 320 bps to 15.6%, led by improved distribution margin in Brazil Ag Retail (+350bps) due to improvements in inventory cost positioning. ▪ Adjusted EBITDA was R$54.4M, down -5% (-16% in USD), with higher personnel costs and provisions on expired inventories more than offsetting gross profit expansion. ▪ Crop Care had strong performance, with revenue, gross profit and Adjusted EBITDA growth of 68%, 11% and 24% y/y in local currency (+48%, -2%, +9% in USD). Union Agro (specialty fertilizers) and Perterra (post-patent agrochemicals) were key drivers of this performance, benefitting from strategic internal growth initiatives. Executive Summary Market Update ▪ (+) Outlook for Brazilian farmer profitability for crop year ’24/’25 improved further since last update, reflecting higher commodity prices and upward revisions to yield expectations (favorable weather conditions). ▪ (+/=) Input prices stable sequentially for second consecutive quarter. ▪ (-) Farmers’ liquidity restrictions led to steep decline in cash-based inputs purchases, increasing Lavoro’s working capital financing requirements year-to-date. ▪ (-) Judicial recovery events, including that of a major ag retailer, triggered a sharp increase in risk aversion among suppliers and financial institutions in late CY2024, leading to a significant tightening in inventory financing conditions. (1) USD results converted using the following average period USD/BRL exchange rate: 5.546 for 1Q25; 4.883 for 1Q24 Revised Outlook ▪ FY2025 guidance revised to reflect impact to Brazil Ag Retail revenue from widespread inventory shortages in 2Q25, with residual effects impacting 2H25. ▪ Retail network optimization efforts are underway. Lavoro expects to close ~70 stores in Brazil by end of FY25 with RTVs from affected locations to be reassigned to nearby stores, mitigating revenue potential impact. Benefits from these cost-saving measures expected to materialize in 2H25.

Farmer Profitability Projections Continue to Improve

Farmer Profitability by Crop Year (BRL / hectare)(1)


Paraná
R$2,986
R$5,474
R$5,031
+38%
R$5,619
R$6,957
21/22
22/23
23/24
24/25E (Oct-24)
24/25E (Jan-25)
Goiás
R$8,096
R$5,874
R$5,541
+24%
R$5,904
R$6,856
21/22
22/23
23/24
24/25E (Oct-24)
24/25E (Jan-25)
Mato Grosso
R$9,000
R$5,184
R$2,999
+86%
R$4,496
R$5,564
21/22
22/23
23/24
24/25E (Oct-24)
24/25E (Jan-25)

Brazil cash prices (BRL / bag)(2)


R$220
R$200
R$180
R$160
R$140
R$120
R$100
R$80
R$60
R$40
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24
Jan-25
Jul-25
+18%
R$117
R$138
+20%
R$62
R$75
Soybean
Corn

(1) Source: Veeries (Brazilian ag consultancy). Lavoro analysis. Estimate as of January 2024 for an average medium size farmer in the region (excl. property and land leasing related costs)
(2) CEPEA local benchmark prices

LAVORO

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5 1Q25 Financial Performance (BRL) 226.0 109.6 2,140.0 1,943.1 2,366.0 2,052.7 -13% Inputs Grains 176.3 189.0 44.7 47.8 75.9 84.3 (3.6) 293.3 321.2 +10% 324.2 337.0 175.0 293.7 2,017.9 (151.2) 1,549.9 (127.9) 2,365.9 2,052.7 -13% Corporate / Eliminations Crop Care Latam Ag Retail Brazil Ag Retail Revenue Gross Profit Adjusted EBITDA As % of Revenue 12.4% 15.6% As % of Inputs Revenue 13.7% 16.5% 48.2 45.1 15.2 10.4 29.0 35.9 (35.2) (37.1) 57.2 54.3 -5% In millions of Brazilian reais 2.4% 2.7% 2.7% 2.8% 1Q24 1Q25 1Q24 1Q25 1Q24 1Q25 1Q24 1Q25

6 1Q25 Financial Performance (USD) 438.3 350.4 46.3 19.8 484.6 370.2 -24% Inputs Grains 36.1 34.1 9.1 8.6 15.5 15.2 (0.7) 60.0 57.9 -4% 413.3 279.5 66.4 60.8 35.8 53.0 (31.0) (23.1) 484.5 370.2 -24% Corporate / Eliminations Crop Care Latam Ag Retail Brazil Ag Retail Revenue Gross Profit Adjusted EBITDA As % of Revenue 12.4% 15.6% As % of Inputs Revenue 13.7% 16.5% 9.9 8.1 3.1 1.9 5.9 6.5 (7.2) (6.7) 11.7 9.8 -16% In millions of US dollars(1) 2.4% 2.7% 2.7% 2.8% 1Q24 1Q25 1Q24 1Q25 1Q24 1Q25 1Q24 1Q25 (1) USD results converted using the following average period USD/BRL exchange rate: 5.546 for 1Q25; 4.883 for 1Q24

7 Updated Financial Outlook for FY2025 (1) Embedded in this new forecast is an assumption for an average USD/BRL exchange rate of 5.90 for the remaining 3 quarters of FY2025. BRL USD(1) Revenue R$6.5 billion to R$7.5 billion US$1.12 billion to US$1.28 billion Inputs revenue R$5.9 billion to R$6.9 billion US$1.02 billion to US$1.18 billion ▪ Lavoro is revising its guidance for FY2025 as a result of recent disruptions caused by the sudden tightening of inventory financing conditions impacting our Brazil operations. ▪ Lavoro’s outlook for FY2025 consolidated revenue is now projected to range between R$6.50 billion to R$7.50 billion reais, and for consolidated Inputs revenue to range between R$5.90 billion and R$6.90 billion. ▪ In US dollar terms, FY2025 consolidated revenue is now projected to range between $1.12 billion to $1.28 billion, and for consolidated Inputs revenue to range between $1.02 billion and $1.18 billion. ▪ Lavoro no longer expects its Adjusted EBITDA to grow relative to FY2024

Summary of Financial Results for 1Q25

Consolidated Results (BRL) *(in millions of Brazilian reais)*	1Q24	1Q25	Chg. %
Revenue by Segment	**2,366.0**	**2,052.7**	**(13%)**
Brazil Ag Retail	2,017.9	1,549.9	(23%)
Latam Ag Retail	324.2	337.0	4%
Crop Care	175.0	293.7	68%
Intercompany eliminations	(151.2)	(127.9)	
Revenue by Category	**2,366.0**	**2,052.7**	**(13%)**
Inputs revenue	2,140.0	1,943.1	(9%)
Grains revenue	226.0	109.6	(52%)
Gross Profit	**293.3**	**321.2**	**10%**
Brazil Ag Retail	176.3	189.0	7%
Latam Ag Retail	44.7	47.8	7%
Crop Care	75.9	84.3	11%
Intercompany elim.	(3.6)	0.1	
Gross Margin	**12.4%**	**15.6%**	**320 bps**
Brazil Ag Retail	8.7%	12.2%	350 bps
Latam Ag Retail	13.8%	14.2%	40 bps
Crop Care	43.3%	28.7%	-1460 bps
Gross Margin (% of Inputs revenue)	**13.7%**	**16.5%**	**280 bps**
Brazil Ag Retail	9.7%	12.8%	310 bps
Latam Ag Retail	15.2%	15.9%	70 bps
Crop Care	43.3%	28.7%	-1460 bps
SG&A (excl. D&A)	(270.1)	(275.1)	2%
Other operating income (expense)	0.4	1.3	
EBITDA	**23.6**	**47.4**	**101%**
(+) Adjustment items	33.7	7.0	
Adjusted EBITDA	**57.2**	**54.4**	**(5%)**
Brazil Ag Retail	48.2	45.1	(6%)
Latam Ag Retail	15.2	10.4	(32%)
Crop Care	29.0	35.9	24%
Corporate & Intercompany elim.	(35.2)	(37.1)	
Adjusted EBITDA Margin %	2.4%	2.7%	20 bps
Adjusted EBITDA Margin (% of Inputs)	2.7%	2.8%	10 bps
Share of profit of an associate	(1.0)	10.2	
D&A (incl. PPA amortization)	(50.2)	(43.9)	
Finance income (costs)	(129.0)	(189.7)	
Income taxes, current and deferred	85.5	(91.1)	
Profit (loss)	**(71.0)**	**(267.1)**	
(+) Adjustment items	42.5	(3.2)	
(+) Income tax impact of adjustments	(14.5)	1.1	
Adjusted Profit/Loss	**(42.9)**	**(269.2)**	

Consolidated Results (USD) *(in millions of US dollars)*	1Q24	1Q25	Chg. %
Revenue by Segment	**484.6**	**370.2**	**(24%)**
Brazil Ag Retail	413.3	279.5	(32%)
Latam Ag Retail	66.4	60.8	(8%)
Crop Care	35.8	53.0	48%
Intercompany eliminations	(31.0)	(23.1)	
Revenue by Category	**484.6**	**370.2**	**(24%)**
Inputs revenue	438.3	350.4	(20%)
Grains revenue	46.3	19.8	(57%)
Gross Profit	**60.1**	**57.9**	**(4%)**
Brazil Ag Retail	36.1	34.1	(6%)
Latam Ag Retail	9.1	8.6	(6%)
Crop Care	15.5	15.2	(2%)
Intercompany elim.	(0.7)	0.0	
Gross Margin	**12.4%**	**15.6%**	**320 bps**
Brazil Ag Retail	8.7%	12.2%	350 bps
Latam Ag Retail	13.8%	14.2%	40 bps
Crop Care	43.3%	28.7%	-1460 bps
Gross Margin (% of Inputs revenue)	**13.7%**	**16.5%**	**280 bps**
Brazil Ag Retail	9.7%	12.8%	310 bps
Latam Ag Retail	15.2%	15.9%	70 bps
Crop Care	43.3%	28.7%	-1460 bps
SG&A (excl. D&A)	(55.3)	(49.6)	(10%)
Other operating income (expense)	0.1	0.2	
EBITDA	**4.8**	**8.5**	**77%**
(+) Adjustment items	6.9	1.3	
Adjusted EBITDA	**11.7**	**9.8**	**(16%)**
Brazil Ag Retail	9.9	8.1	(17%)
Latam Ag Retail	3.1	1.9	(40%)
Crop Care	5.9	6.5	9%
Corporate & Intercompany elim.	(7.2)	(6.7)	
Adjusted EBITDA Margin %	2.4%	2.7%	20 bps
Adjusted EBITDA Margin (% of Inputs)	2.7%	2.8%	10 bps
Share of profit of an associate	(0.2)	1.8	
D&A (incl. PPA amortization)	(10.3)	(7.9)	
Finance income (costs)	(26.4)	(34.2)	
Income taxes, current and deferred	17.5	(16.4)	
Profit (loss)	**(14.5)**	**(48.2)**	
(+) Adjustment items	8.7	(0.6)	
(+) Income tax impact of adjustments	(3.0)	0.2	
Adjusted Profit/Loss	**(8.8)**	**(48.5)**	

Note: USD results converted using the following average period USD/BRL exchange rate: 5.546 for 1Q25; 4.883 for 1Q24

LAVORO

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9 Reconciliation of Adjusted EBITDA and Adjusted Profit/Loss Results in BRL 1Q24 1Q25 (figures in millions of Brazilian reais) Consolidated - Profit (loss) (71.0) (267.1) (+) Income taxes (85.5) 91.1 (+) Finance income (costs) 129.0 189.7 (+) Depreciation and amortization 50.2 43.9 (+) Share of profit of an associate 1.0 (10.2) (+) M&A expenses 16.9 0.4 (+) Stock-based compensation 6.0 2.3 (+) DeSPAC related bonus 6.5 – (+) Related party consultancy services 4.2 4.3 Consolidated - Adjusted EBITDA 57.2 54.4 Results in USD 1Q24 1Q25 (in millions of US dollars) Consolidated - Profit (loss) (14.5) (48.2) (+) Income taxes (17.5) 16.4 (+) Finance income (costs) 26.4 34.2 (+) Depreciation and amortization 10.3 7.9 (+) Share of profit of an associate 0.2 (1.8) (+) M&A expenses 3.5 0.1 (+) Stock-based compensation 1.2 0.4 (+) DeSPAC related bonus 1.3 – (+) Related party consultancy services 0.9 0.8 Consolidated - Adjusted EBITDA 11.7 9.8 Consolidated Results (BRL) 1Q24 1Q25 (in millions of Brazilian reais) Profit (loss) (71.0) (267.1) (+) FV of inventories sold from acquired companies 7.9 – (+) Share of profit of an associate 1.0 (10.2) (+) M&A expenses 16.9 0.4 (+) Stock-based compensation 6.0 2.3 (+) DeSPAC related bonus 6.5 0.0 (+) Related party consultancy services 4.2 4.3 (+) Tax impact of adjustments (14.5) 1.1 Adjusted Profit/Loss (42.9) (269.2) Note: USD results converted using the following average period USD/BRL exchange rate: 5.546 for 1Q25; 4.883 for 1Q24 Consolidated Results (USD) 1Q24 1Q25 (in millions of US dollars) Profit (loss) (14.5) (48.2) (+) FV of inventories sold from acquired companies 1.6 – (+) Share of profit of an associate 0.2 (1.8) (+) M&A expenses 3.5 0.1 (+) Stock-based compensation 1.2 0.4 (+) DeSPAC related bonus 1.3 0.0 (+) Related party consultancy services 0.9 0.8 (+) Tax impact of adjustments (3.0) 0.2 Adjusted Profit/Loss (8.8) (48.5)

Reconciliation of Adjusted EBITDA by Segment

Results in BRL *(figures in millions of Brazilian reais)*	1Q24	1Q25
Consolidated - Profit (loss)	**(71.0)**	**(267.1)**
(+) Income taxes	(85.5)	91.1
(+) Finance income (costs)	129.0	189.7
(+) Depreciation and amortization	50.2	43.9
(+) Share of profit of an associate	1.0	(10.2)
(+) M&A expenses	16.9	0.4
(+) Stock-based compensation	6.0	2.3
(+) DeSPAC related bonus	6.5	-
(+) Related party consultancy services	4.2	4.3
Consolidated - Adjusted EBITDA	**57.2**	**54.4**
Brazil Ag Retail - Profit (loss)	**(25.7)**	**(249.3)**
(+) Income taxes	(86.0)	87.7
(+) Finance income (costs)	121.8	171.2
(+) Depreciation and amortization	36.3	29.4
(+) Share of profit of an associate	1.5	6.2
(+) DeSPAC related bonus	0.2	-
Brazil Ag Retail - Adjusted EBITDA	**48.2**	**45.1**
Latam Ag Retail - Profit (loss)	**4.8**	**0.8**
(+) Income taxes	2.3	(1.1)
(+) Finance income (costs)	5.4	7.8
(+) Depreciation and amortization	2.8	3.0
Latam Ag Retail - Adjusted EBITDA	**15.2**	**10.4**
Crop Care - Profit (loss)	**11.1**	**8.5**
(+) Income taxes	(0.6)	4.5
(+) Finance income (costs)	12.6	16.5
(+) Depreciation and amortization	5.8	4.7
(+) Share of profit of an associate	(0.5)	0.9
(+) Stock-based compensation	0.2	0.3
(+) Related party consultancy services	0.5	0.3
Crop Care - Adjusted EBITDA	**29.0**	**35.8**
Corporate & Intercompany Elim. - Profit (loss)	**(61.2)**	**(27.0)**
(+) Income taxes	(1.2)	-
(+) Finance income (costs)	(10.8)	(5.8)
(+) Depreciation and amortization	5.3	6.7
(+) Share of profit of an associate	-	(17.3)
(+) M&A expenses	16.9	0.3
(+) Stock-based compensation	5.8	2.0
(+) DeSPAC related bonus	6.3	-
(+) Related party consultancy services	3.8	4.0
Corporate & Intercompany Elim. - Adjusted EBITDA	**(35.2)**	**(37.1)**

Results in USD *(in millions of US dollars)*	1Q24	1Q25
Consolidated - Profit (loss)	**(14.5)**	**(48.2)**
(+) Income taxes	(17.5)	16.4
(+) Finance income (costs)	26.4	34.2
(+) Depreciation and amortization	10.3	7.9
(+) Share of profit of an associate	0.2	(1.8)
(+) M&A expenses	3.5	0.1
(+) Stock-based compensation	1.2	0.4
(+) DeSPAC related bonus	1.3	-
(+) Related party consultancy services	0.9	0.8
Consolidated - Adjusted EBITDA	**11.7**	**9.8**
Brazil Ag Retail - Profit (loss)	**(5.3)**	**(45.0)**
(+) Income taxes	(17.6)	15.8
(+) Finance income (costs)	25.0	30.9
(+) Depreciation and amortization	7.4	5.3
(+) Share of profit of an associate	0.3	1.1
(+) DeSPAC related bonus	0.0	-
Brazil Ag Retail - Adjusted EBITDA	**9.9**	**8.1**
Latam Ag Retail - Profit (loss)	**1.0**	**0.1**
(+) Income taxes	0.5	(0.2)
(+) Finance income (costs)	1.1	1.4
(+) Depreciation and amortization	0.5	(0.2)
Latam Ag Retail - Adjusted EBITDA	**3.0**	**1.1**
Crop Care - Profit (loss)	**2.3**	**1.5**
(+) Income taxes	(0.1)	0.8
(+) Finance income (costs)	(0.1)	0.8
(+) Depreciation and amortization	1.2	0.9
(+) Share of profit of an associate	(0.1)	0.2
(+) Stock-based compensation	-	-
(+) Related party consultancy services	0.1	0.1
Crop Care - Adjusted EBITDA	**3.2**	**4.2**
Corporate & Intercompany Elim. - Profit (loss)	**(12.5)**	**(4.9)**
(+) Income taxes	(0.3)	-
(+) Finance income (costs)	(2.2)	(1.0)
(+) Depreciation and amortization	1.1	1.2
(+) Share of profit of an associate	-	(3.1)
(+) M&A expenses	3.5	0.1
(+) Stock-based compensation	1.2	0.4
(+) DeSPAC related bonus	1.3	-
(+) Related party consultancy services	0.8	0.7
Corporate & Intercompany Elim. - Adjusted EBITDA	**(7.2)**	**(6.7)**

Note: USD results converted using the following average period USD/BRL exchange rate: 5.546 for 1Q25; 4.883 for 1Q24

LAVORO

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